FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 7, 2022, announcing that Telefónica Global Solutions Selects Gilat to Extend 4G Cellular Coverage for Mobile Operators in Latin America.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 7, 2022	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Telefónica Global Solutions Selects Gilat to Extend 4G
Cellular Coverage for Mobile Operators in Latin America

Petah Tikva, Israel, November 7, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Telefónica Global Solutions (TGS) selected Gilat to extend 4G cellular backhaul over satellite for mobile operators serving rural areas in the northern part of Latin America. Within the framework of a multi-year agreement with TGS, Gilat will provide its SkyEdge II-c platform to increase support of the large regional projects.

Gilat is already heavily involved in this region and is providing its 4G cellular backhaul over satellite solution to enable connectivity for millions of people throughout the most remote areas in the region.

Telefónica Global Solutions offers an ecosystem of satellite solutions for different applications and industries, with the highest quality guarantees, to bring communications to challenging environments or address the needs of specific and/or temporary situations.

“It is important for us to provide our customers with excellent service expanding our partnerships and using the best and diversified available technology,” said Gustavo Arditti, Global Director of the Satellite Business Unit at Telefónica Global Solutions. “Gilat met those needs with good spectral efficiency and comprehensive regional support. In this way we continue our multi-service strategy which gives us flexibility to deliver the most suitable solution to each customer and to support our goal to bridge the digital divide.”

“Gilat is honored to have been selected by Telefónica Global Solutions to support the provision of connectivity to customers located in rural areas in the northern part of Latin America,” said Michal Aharonov, Chief Commercial Officer at Gilat. “The network coverage expansion in the region, enabled by using Telefónica's infrastructure, is a testament to Gilat's leadership in cellular backhaul over satellite.”

About Telefónica Global Solutions

Telefónica Global Solutions (TGS) manages the international Wholesale, Global Roaming and Multinationals businesses in the Telefónica Group, along with the USA business. It delivers world-class global services and platforms to multinational companies, wholesale, fixed and mobile carriers, OTTs, service providers and aggregators. Offering a global footprint. TGS provides its customers with high quality connectivity, digital platforms and a wide range of innovative solutions with an integrated service portfolio which includes Voice & UCC, Networking, Roaming, Global Messaging, Satellite, Cloud, Security and IoT & Big Data. globalsolutions.telefonica.com

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com